January 11, 2006

<u>Via US Mail and Facsimile</u>

Mr. Charles L. Atwood
Chief Financial Officer
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119

Re: Harrah's Entertainment, Inc.
Form 10-K for the year ended December 31, 2004
Commission File Number: 001-10410

Dear Mr. Atwood:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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<u>Management's Discussion and Analysis</u>

<u>Debt and Liquidity</u>

<u>Guarantees of Third Party Debt and Other Obligations and Commitments, page 21</u>
1. Supplementally reconcile the long term debt included in your table of contractual obligations with that included in your balance sheet.

2. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Total Rewards Point Liabilities Program, page 48

3. You state that you accrue the expense of "Reward Credits" as they are earned. Supplementally and in future filings, please indicate the income statement classification of the related debit.

Note 2 – Acquisitions

Horseshoe Gaming, page 52
4. We note from your disclosure related to the Horseshoe Gaming purchase price allocation on page 53 that the allocation process was not completed as of the date of this report and that you expected the process to be finished within one year of the acquisition. Supplementally explain to us the specific items not yet finalized, the contingencies known at the time of acquisition preventing finalization, and the amounts of any adjustments made to the initial allocation. Your disclosure should be similarly revised. Refer to the guidance in paragraph 51 (h) of SFAS 141.

Note 4 – Goodwill and Other Intangible Assets, page 58

5. We note from your disclosure on page 58 that you have reduced goodwill by $27.3 million due to adjustments to the Louisiana Downs purchase price allocation. Supplementally explain to us and revise your disclosure to include the specific items for which the allocation period was extended, the contingencies known at the time of the acquisition for which the allocation period was extended, and the amount and nature of any adjustments made to the initial allocation. Refer to the guidance in paragraph 51 (h) of SFAS 141. Please also tell us the date upon which the purchase price was finalized and the date upon which you recorded the adjustment. Reconcile this adjustment to the information disclosed in your fiscal 2003

Form 10-K. We are particularly interested in how it was presented in the schedule of changes in goodwill, Footnote 3, page 49 of the financial statements included in your Form 10-K for fiscal 2003. Please advise supplementally and in detail.

Note 9 – Write Downs, Reserves, and Recoveries, page 66

6. We note that you have included a $10 million donation to The Harrah's Foundation in operating expenses during the year ended December 31, 2004, and that this donation appears to be non-recurring. Your current disclosure does not appear to address the nature of either the Foundation or the $10 million payment made in the current fiscal year. In view of the relative significance of this item and its unusual nature, supplementally explain to us and expand your disclosure here and within MD&A to explain the nature of The Harrah's Foundation is as well as the facts and circumstances surrounding the $10 million donation in fiscal 2004. Please address, in MD&A, whether you consider the amount and nature of this contribution to be an unusual or infrequent event or whether it may reasonably be expected to constitute a trend. Include in your response how the entity is governed, its purpose, why the donation was made in the current fiscal year, and why it is appropriate to include it as a part of operating expenses. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Other

Reconciliation of Net Income (Loss) to EBITDA and Property EBITDA

7. We note that you have presented a reconciliation of net income to EBITDA and "Property EBITDA" behind your supplemental Schedule II in your Form 10-K. It is unclear from your current disclosure why these reconciliations have been included as they are not used in any way in your discussion of operating results or liquidity in MD&A in your filing. We note from your disclosure in Note 4 regarding Goodwill and Intangible assets that you use a multiple of EBITDA in the analysis of operating unit fair value; however, you appropriately do not include numerical reconciliations or schedules in your footnote. Accordingly, your current presentation of these numerical reconciliations does not appear to meet the conditions for use of non-GAAP measures as discussed in FR 65 and should be removed from your filed report. We are particularly concerned because your auditors make specific reference to the financial statement schedule in their audit report. We believe that placing a schedule of reconciliation for a non-GAAP measure directly behind that financial statement schedule without any demarcation or explanation could be confusing to the reader. Please amend your Form 10-K to exclude the reconciling schedule from the document or advise supplementally. We may have further comment upon review of your response.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Caesar's Acquisition
8. We note from your disclosure regarding the Caesar's acquisition that you have not finalized the purchase price allocation for this acquisition. Supplementally explain to us the specific items not yet finalized, the contingencies known at the time of acquisition preventing finalization, and the amounts of any adjustments made to the initial allocation. Your disclosure should be similarly revised. Refer to the guidance in paragraph 51 (h) of SFAS 141.

Note 11 – Hurricane Impact, page 23

9. We note from your disclosure on page 23 that you have offset post-storm costs related to your Biloxi and Gulfport properties with expected insurance recoveries, and recorded a receivable for insurance proceeds you expect to receive as a result of hurricane damage. We also note that similar accounting treatment is being used at your other hurricane-affected properties. Supplementally explain your basis in GAAP for recording a receivable for such insurance proceeds. Refer to the guidance in paragraph 17 of SFAS 5. If any policy or coverage differences exist between your various properties, please describe these differences and indicate their anticipated impact. If applicable, please supplementally quantify any recorded recoveries that are either being contested or for which uncertainties exist with respect to the solvency of the insurer. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  · the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  · staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief